October 27, 2016

VIA EDGAR TRANSMISSION

Ms. Kathryn Hinke

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Hinke:

On August 18, 2016, the Registrant, on behalf of its series, HCM Income Plus Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on October 5, 2016, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment and that this correspondence will be filed on EDGAR prior to the effective date of the Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment and that this correspondence will be filed on EDGAR prior to the effective date of the Amendment.

Prospectus

Fund Summary

Comment 2. In “Fees and Expenses of the Fund”, please define Fund the first time it is used.

Response. The Registrant has revised the disclosure to define Fund the first time it is used.

Comment 3. In the fee table, please add a line item for interest expense if the fund will engage in short selling as a principal strategy.

Response. The adviser has confirmed to the Registrant that short selling is not a principal strategy of the Fund, so the line item has not been added.

Comment 4. In footnote 3 to the fee table, fix the missing parenthesis and add “and” before “contractual indemnification.” Also, please confirm the expense caps are accurate.

Response. The Registrant has removed the footnote as the Fund is expected to be under the expense cap in the first year, and the adviser has confirmed to the Registrant that the expense caps stated are correct.

Comment 5. In the example, please confirm that the numbers only include the expense caps through the expiration date of the current expense limitation agreement.

Response. The example does not include the expenses caps (see response to comment 4 above).

Comment 6. In “Principal Investment Strategies”, it does not mentioned investments in cash and cash equivalents, but there is a risk given. Please either remove the risk or add disclosure regarding the use of these instruments to achieve the Fund’s investment objective and the extent to which they are used.

Response. The adviser has confirmed to the Registrant that investments in cash and cash equivalents are not a principal investment of the Fund, so the risk has been removed.

Comment 7. “Emerging market risk” is note in the principal risks. Please define which countries are emerging markets in the strategy.

Response. The Registrant believes that, because the disclosure states the fund will invest in foreign securities, which includes emerging markets, as opposed to stating that it will only invest in emerging markets, naming the countries will only cause confusion given that the Fund may invest in securities of any foreign country. The Registrant has, therefore, not included the disclosure requested.

Comment 8. In “investment model risk,” consider revising the disclosure to reference “quantitative model” for consistency with the strategy.

Response. The Registrant has not revised the risk as requested for consistency with the other funds with whom the Fund shares a prospectus.

Comment 9. In “market risk”, consider rewording the risk to remove reference to “overall”.

Response. The Registrant has not revised the risk as requested for consistency with the other funds with whom the Fund shares a prospectus..

Comment 10. In “Portfolio Manager”, it notes that the Fund commenced operation in 2014. Please explain or correct this.

Response. The Reference to 2014 was a typo, and the Registrant has corrected it to say 2016..

Comment 11. The disclosure in the item 9 strategy is the same as the item 4 strategy. Please revise the disclosure so that item 4 is a summary of item 9.

Response: The Registrant has revised the disclosure in item 9 as follows:

The Fund’s investment adviser uses its proprietary quantitative model to assist in determining when and which asset classes are bought and sold. This model mathematically attempts to keep the Fund in the strongest sector or sectors at any given time as measured by the model. The model evaluates indicators relating to momentum and relative strength in determining the strongest sectors. If a sector weakens, the model suggests a stronger sector into which the Fund should allocate its assets. The model’s calculations are updated daily and evaluated weekly to determine whether the Fund's holdings require a reallocation. If a reallocation is required, weaker holdings are replaced with the stronger assets as determined by the model.

Comment 12. Please disclose in item 9 whether the ETFs in which the Fund will invest are affiliated or unaffiliated.

Response. The adviser has confirmed to the Registrant that the ETFs will be unaffiliated. The item 9 disclosure has been revised accordingly.

Comment 13. Please clarify whether there is any other limitation on the types of ETFs in which the Fund invests such as whether it invests in inverse or leveraged ETFs.

Response. The adviser has confirmed to the Registrant that the Fund will not invest in inverse or leveraged ETFs as a principal strategy. Because negative statements (such as “The Fund will not invest in inverse ETFs”) are not permitted in the strategy description, the Registrant has not revised the disclosure.

Comment 14. Please revise the underling funds risk to remove the reference to “including ETFs” or explain in what other types of underlying funds the Fund may invest.

Response. The risk applies to more than one Fund in the prospectus, and the other Fund uses different categories of underlying funds than the Fund. The disclosure has been revised to state that “The Fund invests in investment companies” and reference to “including ETFs and mutual funds” has been removed to avoid confusion. The Registrant has also added a parenthetic to the mutual fund specific sub-risk to indicate that it only applies to the other fund in the prospectus.

Management

Comment 15. Please add a comma between “provide” and “develop”.

Response. The Registrant has revised the disclosure as requested.

Comment 16. Please update the adviser’s assets under management.

Response. The Registrant made the revision requested.

Comment 17. Please add the missing parenthesis and remove the errant romanette v.

Response. The Registrant has made the revision requested.

How to Purchase Shares

Comment 18. In “How to Reduce Your Sales Charge”, please add “of the reduction for which you are eligible” to the second sentence.

Response. The has revised the disclosure as follows:

To qualify for these reductions, you must notify the Fund's distributor, Northern Lights Distributors, LLC (the “distributor”), in writing of the reduction for which you are eligible and supply your account number at the time of purchase.

Comment 19. In “Letters of Intent”, please clarify if the 90 days mentioned is part of the 13 months noted or if it runs before the 13 months.

Response. The Registrant has revised the disclosure as follows:

Under a Letter of Intent (“LOI”), you commit to purchase a specified dollar amount of Class A shares of the Fund, with a minimum of $25,000, during a 13-month period. The 13-month period begins upon the date of the LOI. At your written request, Class A shares purchases made during the ~~previous~~ 90 days prior to the LOI may be included.

Comment 20. The “Repurchase of Class A shares” clarify whether this can only be exercised once ever or during a period of time. Also, is there a time period required for the written notice?

Response. The privilege can only be exercised once ever, and there is no set time period required for written notice, so the disclosure has not been revised.

Comment 21. In “sales charge waivers”, in the first bullet, is the list of family members an exhaustive list, and are “immediate family” in the second bullet the same as “family” noted in the first bullet? Lastly, in the third bullet capitalize “fund”.

Response. The list of family members is an exhaustive list and means the same as immediate family. The Registrant has capitalized fund.

Distribution

Comment 22. Please confirm supplementally whether the Fund is sold through banks. If so, add the FDIC disclosure required by Form N-1A to the risk section in the summary.

Response. The adviser has confirmed to the Registrant that the Fund will not be sold through banks, so the disclosure has not been revised.

Statement of Additional Information

Comment 23. Please confirm that all principal investment strategies are in the prospectus and that the instruments noted in “Investments and Risks” in the SAI may be held directly or indirectly.

Response. The Registrant so confirms.

Comment 24. Please confirm whether investments in floating rate loans are a principal strategy of the Fund. If so, additional disclosure may be requested.

Response. The adviser has confirmed to the Registrant that investments in floating rate loans are not a principal strategy of the Fund.

Comment 25. Please add to the MLP disclosure that: if the Fund will keep MLP investments until the basis is zero, subsequent distributions will be taxable to the Fund at ordinary income rates and shareholders may receive a corrected 1099.

Response. The Registrant has added the disclosure requested.

Comment 26. In “Lending Portfolio Securities”, add disclosure regarding maximum amount the Fund may lend and any associated risks.

Response. The disclosure already states the maximum amount that Fund may lend (1/3). The Registrant has added the following disclosure regarding risks:

If the Funds lend portfolio securities, the Fund may lose money if the collateral securing the loan is insufficient to cover the full value of the loaned security due to a large increase in price of the loaned security in a single day and the borrower also defaults on the same day.

Comment 27. In “Original Issue Discount and Pay-In-Kind Securities” please add the following disclosure:

The high yield on these securities reflects the payment deferral and increased credit risks associated with such investments and may represent significantly higher credit risk than coupon loans. These securities may have unreliable valuations because their continuous accruals require continuing judgment about the collectability of the defaulted payment and the value of any associated collateral. Pay-in-Kind securities interest has the effect of generating investment income and increasing the incentives fees payable at a compounding rate. In addition, the deferral of Pay-In-Kind interest also reduces the loan to value ratio at a compounding rate. These securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized. The investment adviser will be under no obligation to reimburse the Fund for these fees.

Response. The Registrant has added the disclosure requested.

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If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins